Mail Stop 3233
                                                               September 28,
2017


   Via E-Mail
   Alexander Aginsky
   Chief Executive Officer
   BuildingBits Asset Management, LLC
   411 NW Park Avenue, Suite 402
   Portland, Oregon 97209

          Re:     Building Bits Properties I, LLC
                  Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted September 1, 2017
                  CIK No. 0001709981

   Dear Mr. Aginsky:

         We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

   Part II   Offering Circular

   General

   1. We note your revisions in response to comment 2, including your disclosure that each class of Common Bits represents "ownership of the economic rights of each wholly-
          owned subsidiary that holds title to the specific property." Please clarify what you mean by "economic rights" and revise to ensure that the rights of the Common Bits are consistently presented throughout the offering circular. Based on other disclosure, it appears that Common Bits represent the right to receive distributions to the extent funds are legally available at the wholly-owned property subsidiary, and to the extent the company receives distributions from the property subsidiary. Alexander Aginsky
Building Bits Properties I, LLC
September 28, 2017
Page 2

2. We note your revisions in response to comment 3. Please revise your disclosure throughout the offering circular, where applicable, to explain more specifically the extent to which the manager retains complete discretion regarding when, if at all, distributions will be paid and that the company is under no obligation to make distributions, and identify the circumstances in which you would be prohibited from making, or may elect not to make, distributions. Please also revise to clarify if the distribution policy may be changed at any time without prior Bitholder approval.

Offering Summary

Acquisition Strategy, page 1

3. Please clarify if the company may purchase a minority interest in a property. If so, please provide additional risk factor disclosure to elaborate on the additional risks regarding lack of control resulting from minority ownership.

Risk Factors, page 4

4. We note your response to comment 18. Please revise to include risk factor disclosure explaining the extent to which Bitholders of each series will be subject to risks related to
        Building Bits Properties I, LLC on an entity-level.

Our Bitholders will have limited voting rights, page 11

5. As drafted, it is unclear whether references to "Bitholders" generally include the Class
        [TBD] Bitholders or if such designations include other security holders. It appears that the voting rights of the Class [TBD] Bitholders are different from those of other classes.
        Please revise your disclosure throughout the offering statement to clarify that voting rights may differ based on the class held. In this regard, please revise this risk factor to focus on how the Class [TBD] Common Bits will have limited voting rights and similarly revise your "Securities Being Offered" discussion on page 38 to focus on the terms and rights of the Class [TBD] Common Bits.

Plan of Distribution and Selling Securityholders, page 15

6. We note your revisions in response to comment 15. Please further revise to include disclosure consistent with Exchange Act Rule 10b-9, including that all or a specified part of the consideration paid for such security will be promptly returned to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date.

7. We note your response to comment 16. Please elaborate on the timeline for the account opening and subscription process. Confirm, if true, that an investor will not be required
 Alexander Aginsky
Building Bits Properties I, LLC
September 28, 2017
Page 3

        to transmit funds in connection with an order to purchase Common Bits in the offering prior to qualification, as part of the account opening process, and that they may submit a subscription request only after qualification of the offering circular. Please also revise to clarify when subscriptions will be accepted and whether investors will have a right to withdraw their funds before the minimum offering amount has been reached, or after the minimum offering amount has been reached but before the offering is closed. Refer to
        Rule 251(d)(2) of Regulation A.

8. Please revise your disclosure so that it does not refer to the funds held by Folio as being held in escrow. Please include disclosure, if true, that the investor's funds are being handled by Folio in a manner consistent with the no-action letter issued to Folio by
        Commission staff on July 15, 2015.

9. Please tell us how investors access, and post bids and offers to, the BuildingBits Platform and explain what the BuildingBits Platform displays to its users. Please also tell us how the communication tools provided on the Platform allow buyers and sellers to come to terms of a trade.

10. Please advise whether bids and asks will be "firm" indications of a willingness to buy or sell the security. Please also tell us whether matched bids and offers between buyers and sellers can be executed without further agreement of the parties or whether the parties must give subsequent assent to the execution.

Description of the Company's Business, page 17

11. In the event the company incurs operating expenses, you intend to "equitably spread"
        those costs among the revenue flowing into the company from each Property LLC in place at the time the expense is incurred. Please clarify what revenue you are referring
        to. For example, state if the company may deduct company-level operating expenses from planned distributions to Bitholders. Explain how the company would equitably spread amounts if one property subsidiary is eligible to make distributions and others are not.

Compensation of Our Manager and Affiliates, page 31

12. We note your response to comment 11 that the company has decided to eliminate the property management fee. However, the operating agreement filed as
Exhibit 2.2
        provides for payment to the Manager of a monthly servicing / property management fee equal to an annualized rate of up to 0.50%. Please file the revised operating agreement as an exhibit to your offering statement, or revise your disclosure to describe the servicing /
        property management fee.

13. Please revise your disclosure to clarify that the asset management fee can be increased without Bitholder consent.
 Alexander Aginsky
Building Bits Properties I, LLC
September 28, 2017
Page 4


Securities Being Offered, page 38

14. Please confirm, if true, that the redemption of Bits is mandatory upon sale of the related property. Please also be aware that if the company creates a redemption plan applicable to the Class [TBD] Common Bits, such plan will be subject to Regulation 14E.

15. We note your revised disclosure in response to comments 19 and 31. Please reconcile your disclosure on pages 17 and 39, regarding the distribution amount due to Bitholders upon the occurrence of a "change of control event," with Section 4 of the Bit
        Designation, which provides for redemption at the "Market Price," as defined in the
        Operating Agreement. We further note that the definition of "Market Price" in the
        Operating Agreement sets forth three alternative meanings. Please clarify how you will determine, and how you will inform Bitholders, which of these will apply.

Financial Statements, page 45

16. We note your response to comment 32. We will continue to monitor your filing for the inclusion of financial statements of the property in Beaverton, Oregon. Please tell us the type of financial statements you intend to include in your filing (financial statements in accordance with Rule 8-04 or 8-06 of Regulation S-X or predecessor financial statements in accordance with Regulation C Rule 405) and the basis for your conclusion.

Notes to the Financial Statements

Note 4   Members' Equity, page 54

17. Please reconcile the financial statement disclosure of fees payable to the Manager or its
        Affiliates to the disclosure presented on page 31 of your filing.

Part III   Exhibits

Exhibit 4.1

18. We note your response to comment 36 but are unable to locate the revisions in Section
        4(c) and Section 4(f) of your subscription agreement. In addition, we note that statements requiring investors to read or acknowledge that they have read or understand the offering circular are not appropriate. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release
        No. 33-8591 (2005), and revise your subscription agreement accordingly. Alexander Aginsky
Building Bits Properties I, LLC
September 28, 2017
Page 5

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff
Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:     Andrew Stephenson
        KHLK LLP